SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 16)

                    Under the Securities Exchange Act of 1934

                         Interstate Bakeries Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    46072310
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Kristin Adrian, Esq.                        Thomas E. Dunn, Esq.
Senior Vice President, General              Cravath, Swaine & Moore
Counsel and Secretary                       Worldwide Plaza
Nestle Holdings, Inc.                       825 Eighth Avenue
c/o Nestle USA, Inc.                        New York, New York, 10019
800 North Brand Boulevard                   (212) 474-1000
Glendale, California, 91203
(818) 549-6703



 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 1, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 11 Pages

CUSIP NO. 46072310


-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Nestle Purina PetCare Company                                      |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Missouri                                                           |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  14,848,154                              |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |   Sole Dispositive Power                 |
       Person With        |   9   |   14,848,154                             |
                          |-------|------------------------------------------|
                          |       |   Shared Dispositive Power               |
                          |  10   |   - 0 -                                  |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  14,848,154                                                         |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  29.4%                                                              |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x


                               Page 2 of 11 Pages

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Tower Holding Company, Inc.                                        |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Delaware                                                           |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  14,848,154                              |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |   Sole Dispositive Power                 |
       Person With        |   9   |   14,848,154                             |
                          |-------|------------------------------------------|
                          |       |   Shared Dispositive Power               |
                          |  10   |   - 0 -                                  |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  14,848,154                                                         |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  29.4%                                                              |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x



                               Page 3 of 11 Pages

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Nestle Holdings, Inc.                                              |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Delaware                                                           |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  14,848,154                              |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |   Sole Dispositive Power                 |
       Person With        |   9   |   14,848,154                             |
                          |-------|------------------------------------------|
                          |       |   Shared Dispositive Power               |
                          |  10   |   - 0 -                                  |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  14,848,154                                                         |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  29.4%                                                              |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x


                               Page 4 of 11 Pages

-----------------------------------------------------------------------------x
       |  Names of Reporting Persons                                         |
   1   |  Identification Nos. of Above Persons (entities only)               |
       |  Nestle S.A.                                                        |
-----------------------------------------------------------------------------|
   2   |  Check the Appropriate Box if a Member of a Group (See Instructions)|
       |  (a) |X|                                            (b) [ ]         |
-----------------------------------------------------------------------------|
   3   |  SEC USE ONLY                                                       |
-----------------------------------------------------------------------------|
   4   |  Source of Funds (See Instructions)                                 |
       |  OO                                                                 |
-----------------------------------------------------------------------------|
   5   |  Check if Disclosure of Legal Proceedings is Required               |
       |  Pursuant to Items 2(d) or 2(e)                               [ ]   |
-----------------------------------------------------------------------------|
   6   |  Citizenship or Place of Organization                               |
       |  Switzerland                                                        |
-----------------------------------------------------------------------------|
                          |       |  Sole Voting Power                       |
                          |   7   |  14,848,154                              |
        Number of         |--------------------------------------------------|
         Shares           |       |  Shared Voting Power                     |
      Beneficially        |   8   |  - 0 -                                   |
      Owned by Each       |-------|------------------------------------------|
        Reporting         |       |   Sole Dispositive Power                 |
       Person With        |   9   |   14,848,154                             |
                          |-------|------------------------------------------|
                          |       |   Shared Dispositive Power               |
                          |  10   |   - 0 -                                  |
-----------------------------------------------------------------------------|
       |  Aggregate Amount Beneficially Owned by Each Reporting Person       |
   11  |  14,848,154                                                         |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Check Box if the Aggregate Amount in Row (11) Excludes             |
   12  |  Certain Shares (See Instructions)                                  |
       |                                                                     |
-----------------------------------------------------------------------------|
       |  Percent of Class Represented                                       |
   13  |  by Amount in Row (11)                                              |
       |  29.4%                                                              |
-----------------------------------------------------------------------------|
       |                                                                     |
   14  | Type of Reporting Person (See Instructions)                         |
       | CO                                                                  |
-----------------------------------------------------------------------------x



                               Page 5 of 11 Pages

Item 1.        Security and Issuer.

               Item 1 is hereby amended, in pertinent part, by adding the following:

               This Amendment No. 16 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; Amendment No. 7 thereto, which was filed on October 14, 1997; Amendment No. 8 thereto, which was filed on February 10, 1998; and Amendment No. 9 thereto, which was filed on April 7, 1998; Amendment No. 10 thereto, which was filed on April 17, 1998; Amendment No. 11 thereto, which was filed on August 6, 1998; Amendment No. 12 thereto, which was filed on June 11, 1999; Amendment No. 13 thereto, which was filed on August 4, 2000; Amendment No. 14 thereto, which was filed on September 1, 2000; Amendment No. 15 thereto, which was filed on December 21, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.        Identity and Background.

               Item 2 is hereby amended, in pertinent part, by adding the following:

               Since the date of Amendment No. 15 to the Issuer's Schedule 13D, the persons set forth on Schedule I attached hereto have ceased to be executive officers or directors of the Nestle Group (defined below). Since the date of Amendment No. 15 to the Issuer's Schedule 13D the persons set forth on Schedule II attached hereto have become executive officers or directors of the Nestle Group.

               During the last five years, none of the persons set forth on
               Schedule II have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4         Purpose of the Transaction

               Item 4 is hereby amended, in pertinent part, by adding the following:

               As is more fully discussed in Item 6, Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle"), Nestle Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Nestle ("NHI"), Nestle Purina PetCare Company, a Missouri corporation and a wholly owned subsidiary of NHI that was formerly known as the Ralston Purina Company ("NPPC"), and Tower Holding Company Inc., a Delaware corporation and a wholly owned subsidiary of NPPC ("Tower"),


                               Page 6 of 11 Pages

               (for purposes of this Amendment No. 16, collectively, the "Nestle Group") intend to sell to the Issuer and the Issuer intends to buy 7,348,154 shares of Common Stock, par value $0.01 per share, of the Issuer ("Issuer Common Stock") for $21.50 per share. In addition, the Nestle Group intends to dispose of 7,500,000 shares of Issuer Common Stock through the registered offering of Issuer Common Stock. See Item 6.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of Schedule 13D is amended, in pertinent part, by adding the following:

               On April 1, 2002, NPPC, Tower and the Issuer executed a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Issuer will repurchase 7,348,154 shares of Issuer Common Stock held by the Nestle Group for $21.50 per share.

               Pursuant to the Letter Agreement, the Nestle Group intends to sell a total of 7,500,000 shares of Issuer Common Stock in an underwritten and registered public offering pursuant to the demand registration rights granted to the Nestle Group by the Shareholders Agreement by and among the Issuer, Ralston Purina Company and VCS Holding Company (now known as Tower) dated July 22, 1995 (filed as Exhibit 1 to the Interstate Bakeries Corporation Schedule 13D filed on July 31, 1995 and incorporated herein by reference) (the "Shareholder Agreement"), the Supplement to the Shareholder Agreement dated July 25, 1995 (filed as Exhibit 2 to the Issuer's Schedule 13D filed on July 31, 1995 and incorporated herein by reference), and both the Amendment dated March 30, 2000 and Amendment #2 dated July 24, 2000 to the Shareholder Agreement by and among the Issuer, Ralston Purina Company and VCS Holding Company, (filed as Exhibit
               99.2 and Exhibit 99, respectively, to Amendment No. 13 to the IBC
               Schedule 13D and incorporated herein by reference). Nothing in this Schedule 13D shall constitute, or shall be deemed to constitute, an offer to sell or the solicitation of an offer to buy any shares of Issuer Common Stock.

               The foregoing description of the Letter Agreement is only a summary and is qualified in its entirety by reference to the full agreement as set forth in Exhibit 1 to this Amendment No. 16 to
               Schedule 13D.

Item 7         Materials to be Filed as Exhibits

        1. Letter Agreement among the Issuer, NPPC and Tower, dated as of April 1, 2002 (filed as Exhibit 1 to this Amendment 16).


                               Page 7 of 11 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 1, 2002

                                   NESTLE S.A.

                                   by:   /s/ Kristin Adrian
                                         ---------------------------------
                                         Kristin Adrian, attorney-in-fact for

                                         Name:  H. P. Frick
                                         Title:  Senior Vice President and
                                                 General Counsel of Nestle S.A.

                                   NESTLE HOLDINGS, INC.

                                   by:   /s/ Kristin Adrian
                                         ----------------------------
                                         Name:  Kristin Adrian
                                         Title: Senior Vice President, General
                                                Counsel and Secretary

                                   NESTLE PURINA PETCARE COMPANY

                                   by:   /s/ Kristin Adrian
                                         ----------------------------
                                         Name:  Kristin Adrian
                                         Title:   Senior Vice President and
                                                  Secretary

                                   TOWER HOLDING COMPANY, INC.

                                   by:   /s/ Kristin Adrian
                                         ----------------------------
                                         Name:  Kristin Adrian
                                         Title:   Vice President and Assistant
                                                  Secretary




                               Page 8 of 11 Pages

                                   SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS
                         WHO HAVE LEFT THE NESTLE GROUP
                             SINCE AMENDMENT NO. 15


(a)      NESTLE S.A.


Name
------------------------

   None


(b)      NESTLE HOLDINGS, INC.


Name
------------------------

DIRECTORS
Kevin Berryman


(c)      NESTLE PURINA PETCARE COMPANY


Name
------------------------

EXECTIVE OFFICERS
James R. Elsesser, Vice President and Chief Financial
Officer

Anita M. Wray, Vice President and Controller


(d)      TOWER HOLDING COMPANY


Name
------------------------

EXECUTIVE OFFICERS
James R. Elsesser, President
Elizabeth. S. Wells, Treasurer

DIRECTORS
James  R. Elsesser
Elizabeth S. Wells

                               Page 9 of 11 Pages

                                   SCHEDULE II

                        EXECUTIVE OFFICERS AND DIRECTORS
                             NEW TO THE NESTLE GROUP
                             SINCE AMENDMENT NO. 15

(a)         NESTLE S.A.


Name                              Present Business Address        Present Principal Occupation          Citizenship
--------------------------------  ------------------------------- ---------------------------------     ---------------

Executive Officers

Chris Johnson, Deputy             Nestle S.A.
Executive Vice President,         Avenue Nestle 55                Deputy Executive Vice President,       United States
GLOBE Programme                   CH-1800 Vevey                   GLOBE Programme Leader,
Leader                            Switzerland                      Nestle  S.A.

Frits Van Dijk, Deputy            Nestle S.A.                     Deputy Executive Vice President,       The Netherlands
Executive Vice President,         Avenue Nestle 55                Chairman and Chief Executive
Chairman and Chief                CH-1800 Vevey                   Officer of Perrier Vittel S.A.
Executive Officer of              Switzerland Nestle S.A.
Perrier Vittel S.A.



(b)         NESTLE HOLDINGS, INC.

Name                              Present Business Address        Present Principal Occupation          Citizenship
--------------------------------  ------------------------------- ---------------------------------     --------------
None


(c)         NESTLE PURINA PETCARE COMPANY

Name                              Present Business Address        Present Principal Occupation          Citizenship
--------------------------------  ------------------------------- ---------------------------------     --------------
EXECUTIVE OFFICERS

Kevin Berryman                    Nestle Purina PetCare           Chief Financial Officer,              United States
                                  Company                         Nestle Purina PetCare Company
                                  Checkerboard Square
                                  St. Louis, Missouri
                                  63164


                               Page 10 of 11 Pages

(d)         TOWER HOLDING COMPANY

Name                              Present Business Address        Present Principal Occupation          Citizenship
--------------------------------  ------------------------------- ---------------------------------     --------------

EXECUTIVE OFFICERS

Kristin Adrian,                   Nestle USA, Inc.                Senior Vice President, General        United States
Vice President and                800 North Brand                 Counsel and Secretary, Nestle
Assistant Secretary,              Boulevard                       Holdings, Inc.
                                  Glendale, California
                                  91203

Kevin Berryman                    Nestle Purina PetCare           Chief Financial Officer,              United States
President                         Company                         Nestle Purina PetCare Company
                                  Checkerboard Square
                                  St. Louis, Missouri
                                  63164

Manfred R. Lehmann                Nestle Holdings, Inc.           Vice President and Treasurer,         Switzerland/United States
Vice President and                c/o NestleUSA, Inc.             Nestle Holdings, Inc.
Treasurer                         800 North Brand
                                  Boulevard
                                  Glendale, California
                                  91203

J. Douglas Wyatt                  Nestle USA, Inc.                Secretary, Nestle USA, Inc.           United States
Secretary                         3003 Bainbridge Road
                                  Solon, Ohio 44139

DIRECTORS

Kevin Berryman                    Nestle Purina PetCare           Chief Financial Officer,              United States
                                  Company                         Nestle Purina PetCare Company
                                  Checkerboard Square
                                  St. Louis, Missouri
                                  63164

Manfred R. Lehmann                Nestle Holdings, Inc.           Vice President and Treasurer,         Switzerland/United States
                                  c/o Nestle USA, Inc.            Nestle Holdings, Inc.
                                  800 North Brand
                                  Boulevard
                                  Glendale, California
                                  91203

                                                 Page 11 of 11 Pages